Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended
	June 30,
	2010	2009

Income from continuing operations before income taxes	$861	$903

Adjustments:
Income from equity investee	(11)	(7)
Income attributable to noncontrolling interest	(2)	(1)

Income before income taxes, as adjusted	$848	$895

Fixed charges included in income:

Interest expense	$88	$79
Interest portion of rental expense	23	23

	111	102

Interest credited to contractholders	4	1

	$115	$103

Income available for fixed charges (including interest credited to contractholders)	$963	$998

Income available for fixed charges (excluding interest credited to contractholders)	$959	$997

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	8.4	9.7

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	8.6	9.8